Exhibit 99.1

Nano Dimension’s Chairman & CEO Responds to the Latest Repetitive and Identical False Claims by Murchinson and Anson

A Detailed Study of Anson’s Published Track Record

Waltham, Mass., March 15, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, released a video in which Yoav Stern, Chairman and Chief Executive Officer, unequivocally responds to repetitive and identical lies from Murchinson Ltd. (“Murchinson) and Anson Funds Management LP (“Anson”).

In an effort to be continually transparent and forthcoming with Nano Dimension’s long-standing shareholders, Mr. Stern attempts to shed light on Murchinson’s and Anson’s seemingly continual attempts to besmirch the Company and its leadership, in their intention to take control and liquidate the Company and its assets and distribute what’s left to the shareholders.

Click here to watch the video: https://youtu.be/q6DMsPEzT74

A series of other videos are also available on Nano Dimension’s YouTube channel: https://www.youtube.com/@NanoDimension

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com